UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 12)*

Acxiom Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

005125109

(CUSIP Number)

Allison Bennington

ValueAct Capital

435 Pacific Avenue, Fourth Floor

San Francisco, CA 94133

(415) 362-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Christopher G. Karras, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

Ph. (215) 994-4000

June 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 005125109	Page 2 of 13

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) ValueAct Capital Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,325,355**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,165,355**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,355**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON PN

*	See Item 3

**	See Items 2 and 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE

ATTESTATION.

SCHEDULE 13D

CUSIP NO. 005125109	Page 3 of 13

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) VA Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,325,355**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,165,355**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,355**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON OO (LLC)

*	See Item 3

**	See Items 2 and 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE

ATTESTATION.

SCHEDULE 13D

CUSIP NO. 005125109	Page 4 of 13

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) ValueAct Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,325,355**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,165,355**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,355**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON PN

*	See Item 3

**	See Items 2 and 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE

ATTESTATION.

SCHEDULE 13D

CUSIP NO. 005125109	Page 5 of 13

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) ValueAct Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,325,355**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,165,355**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,355**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON OO (LLC)

*	See Item 3

**	See Items 2 and 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE

ATTESTATION.

SCHEDULE 13D

CUSIP NO. 005125109	Page 6 of 13

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jeffrey W. Ubben
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,325,355**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,165,355**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,355**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON IN

*	See Item 3

**	See Items 2 and 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE

ATTESTATION.

SCHEDULE 13D

CUSIP NO. 005125109	Page 7 of 13

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) George F. Hamel, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,325,355**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,165,355**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,355**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON IN

*	See Item 3

**	See Items 2 and 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE

ATTESTATION.

SCHEDULE 13D

CUSIP NO. 005125109	Page 8 of 13

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Peter H. Kamin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,325,355**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,165,355**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,355**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON IN

*	See Item 3

**	See Items 2 and 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE

ATTESTATION.

SCHEDULE 13D

CUSIP NO. 005125109	Page 9 of 13

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Louis J. Andreozzi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,325,355**
9. SOLE DISPOSITIVE POWER 160,000**
10. SHARED DISPOSITIVE POWER 10,165,355**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,355**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON IN

*	See Item 3

**	See Items 2 and 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE

ATTESTATION.

SCHEDULE 13D

CUSIP NO. 005125109	Page 10 of 13

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) J. Michael Lawrie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,325,355**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,165,355**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,355**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON IN

*	See Item 3

**	See Items 2 and 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE

ATTESTATION.

THE PURPOSE OF THIS AMENDMENT NO. 12 IS TO AMEND THE PURPOSE OF TRANSACTION SECTION. IN ADDITION, THE OWNERSHIP PERCENTAGES OF THE REPORTING PERSONS HAVE BEEN UPDATED TO REFLECT THE NUMBER OF OUTSTANDING SHARES OF COMMON STOCK AS SET FORTH IN THE ISSUER’S FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2006. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

ITEM 4.	PURPOSE OF TRANSACTION.

On June 21, 2006, the Reporting Persons issued a press release that, among other things, indicated that, if the Nominees are all elected, the Reporting Persons would commence a tender offer for up to such number of shares of outstanding Common Stock as would result in the Reporting Persons beneficially owning 19.9% of the outstanding shares of Common Stock. A copy of the press release is attached as Exhibit B to this report and is incorporated herein by reference.

THIS SCHEDULE 13D IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY COMMON STOCK. THE SOLICITATION AND OFFER TO PURCHASE COMMON STOCK WILL BE MADE, IF AT ALL, PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT WOULD BE FURNISHED TO STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. IF THESE MATERIALS ARE FURNISHED TO STOCKHOLDERS, STOCKHOLDERS SHOULD READ THEM CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. IN SUCH EVENT, STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE FROM THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM THE REPORTING PERSONS C/O GEORGESON INC., 17 STATE STREET, 10TH FLOOR, NEW YORK, NY 10004, TOLL FREE: (866) 316-4262.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

VA Partners, ValueAct Management L.P., ValueAct Management LLC, the Managing Members and the other Nominees may be deemed the beneficial owner of an aggregate of 10,325,355 shares of Common Stock, representing approximately 11.7% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 88,052,429 outstanding shares of Common Stock reported in the Issuer’s Form 10-K for the fiscal year ended March 31, 2006.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

A) Joint Filing Agreement

B) Press release dated June 21, 2006

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ValueAct Capital Master Fund L.P., by VA Partners, LLC, its General Partner

	By:	/s/ George F. Hamel, Jr.
Dated: June 21, 2006		George F. Hamel, Jr., Managing Member

VA Partners, LLC

	By:	/s/ George F. Hamel, Jr.
Dated: June 21, 2006		George F. Hamel, Jr., Managing Member

ValueAct Capital Management L.P., by ValueAct Capital Management LLC, its General Partner

	By:	/s/ George F. Hamel, Jr.
Dated: June 21, 2006		George F. Hamel, Jr., Managing Member

ValueAct Capital Management, LLC

	By:	/s/ George F. Hamel, Jr.
Dated: June 21, 2006		George F. Hamel, Jr., Managing Member

	By:	*
Dated: June 21, 2006		Jeffrey W. Ubben, Managing Member

	By:	/s/ George F. Hamel, Jr.
Dated: June 21, 2006		George F. Hamel, Jr., Managing Member

	By:	*
Dated: June 21, 2006		Peter H. Kamin, Managing Member

	By:	*
Dated: June 21, 2006		Louis J. Andreozzi

	By:	*
Dated: June 21, 2006		J. Michael Lawrie

*By:	/s/ George F. Hamel, Jr.
George F. Hamel, Jr.
Attorney-in-Fact

Exhibit A

JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Acxiom Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

ValueAct Capital Master Fund L.P., by VA Partners, LLC, its General Partner

	By:	/s/ George F. Hamel, Jr.
Dated: June 21, 2006		George F. Hamel, Jr., Managing Member

VA Partners, LLC

	By:	/s/ George F. Hamel, Jr.
Dated: June 21, 2006		George F. Hamel, Jr., Managing Member

ValueAct Capital Management L.P., by ValueAct Capital Management LLC, its General Partner

	By:	/s/ George F. Hamel, Jr.
Dated: June 21, 2006		George F. Hamel, Jr., Managing Member

ValueAct Capital Management, LLC

	By:	/s/ George F. Hamel, Jr.
Dated: June 21, 2006		George F. Hamel, Jr., Managing Member

	By:	*
Dated: June 21, 2006		Jeffrey W. Ubben, Managing Member

	By:	/s/ George F. Hamel, Jr.
Dated: June 21, 2006		George F. Hamel, Jr., Managing Member

	By:	*
Dated: June 21, 2006		Peter H. Kamin, Managing Member

	By:	*
Dated: June 21, 2006		Louis J. Andreozzi

	By:	*
Dated: June 21, 2006		J. Michael Lawrie

*By:	/s/ George F. Hamel, Jr.
George F. Hamel, Jr.
Attorney-in-Fact

Exhibit B

PRESS RELEASE DATED JUNE 21, 2006

VALUEACT CAPITAL TO LAUNCH CASH TENDER OFFER AT $25 PER SHARE

FOR UP TO APPROXIMATELY 7 MILLION SHARES OF ACXIOM

IF ITS BOARD SLATE IS ELECTED

San Francisco, June 21, 2006 – ValueAct Capital today announced that it will conduct a tender offer to acquire up to approximately 7 million shares of Acxiom Corporation common stock, at a price of $25 per share in cash, if its nominees are elected to Acxiom’s Board of Directors at the Company’s 2006 Annual Meeting.

ValueAct Capital has been an Acxiom shareholder since 2003, and currently owns 11.7 percent of Acxiom’s common stock. If ValueAct Capital’s three-person Board slate is elected and if its tender offer is successful, it will own approximately an additional 8 percent of Acxiom’s shares, bringing its total share ownership to just under 20 percent, the maximum percentage that ValueAct Capital can own without triggering Acxiom’s poison pill.

As previously announced, ValueAct Capital’s three director candidates for election to the Acxiom Board are Jeffrey W. Ubben, Louis J. Andreozzi and J. Michael Lawrie. As indicated in an open letter issued today to all Acxiom shareholders, ValueAct Capital’s commitment to promptly commence a tender offer for approximately an additional 8 percent of Acxiom’s shares if its Board slate is elected, and at a premium to Acxiom’s current market price, reflects the confidence of ValueAct Capital that its three Board nominees, even as a minority of Acxiom’s Board, can create significant value for all Acxiom shareholders.

The full text of ValueAct Capital’s open letter to Acxiom shareholders follows:

Dear Fellow Acxiom Shareholder:

ValueAct Capital has nominated three candidates for the board of directors of Acxiom Corporation (“Acxiom”) and seeks to achieve their election through a proxy contest. ValueAct Capital, which has been an Acxiom shareholder since 2003, currently owns almost 12 percent of Acxiom’s stock, and will be voting these shares in favor of our nominees.

We are pursuing this course of action because we have lost confidence in the ability of Acxiom’s board and management to maximize shareholder value. The current board has failed to hold management accountable for flawed strategic focus, poor capital allocation, and unsound corporate governance practices.

We strongly believe that if our nominees—Lou Andreozzi, J. Michael Lawrie and I—are elected to the Acxiom board, we will be able to drive changes that will produce more value for shareholders. As such, we will want to own more stock if our nominees are elected to Acxiom’s board.

To that end, if our nominees are elected at Acxiom’s 2006 annual meeting, we will promptly thereafter commence a tender offer to purchase up to approximately 7 million shares, or approximately an additional 8 percent of Acxiom’s stock, at a price of $25 per share. This purchase would increase our ownership to the maximum percentage we could own without triggering Acxiom’s poison pill.

ValueAct Capital is willing to pay a premium for these shares because we have confidence in the ability of our nominees to create additional value if elected to Acxiom’s board. This tender offer would give other shareholders the opportunity to sell their stock, if they wish to do so, at a price identical to that of our October 2005 offer to purchase the company that Acxiom’s board rejected.

On behalf of all of us at ValueAct Capital, thank you for your interest and support.

Sincerely,

Jeffrey W. Ubben

Managing Member

VA Partners, LLC

About ValueAct Capital

ValueAct Capital, with $3.5 billion in investments, seeks to make active value investments in a limited number of companies. The firm’s principals have demonstrated expertise in sourcing investments in companies they believe to be fundamentally undervalued, and then working with management and/or the company’s board to implement strategies that generate superior returns on invested capital.

ADDITIONAL INFORMATION

On May 15, 2006, VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., ValueAct Capital Management, LLC, Jeffrey W. Ubben, George F. Hamel, Jr., Peter H. Kamin, Louis J. Andreozzi and J. Michael Lawrie (collectively, the “Participants”) filed a preliminary proxy statement with the Securities and Exchange Commission with respect to the election of Jeffrey W. Ubben, Louis J. Andreozzi and J. Michael Lawrie to the Board of Directors of Acxiom Corporation at the 2006 Annual Meeting of Stockholders of Acxiom Corporation.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM THE PARTICIPANTS C/O GEORGESON INC., 17 STATE STREET, 10TH FLOOR, NEW YORK, NY 10004, TOLL FREE: (866) 316-4262.

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INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THEIR SCHEDULE 13D INITIALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 2005, AS SUBSEQUENTLY AMENDED ON FEBRUARY 23, 2005, MARCH 16, 2005, MAY 4, 2005, JUNE 3, 2005, JULY 12, 2005, JULY 13, 2005, SEPTEMBER 27, 2005, OCTOBER 18, 2005, OCTOBER 21, 2005, MARCH 31, 2006, MAY 15, 2006 AND JUNE 21, 2006.

THIS PRESS RELEASE IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY COMMON STOCK. THE SOLICITATION AND OFFER TO PURCHASE COMMON STOCK WILL BE MADE, IF AT ALL, PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT WOULD BE FURNISHED TO STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. IF THESE MATERIALS ARE FURNISHED TO STOCKHOLDERS, STOCKHOLDERS SHOULD READ THEM CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. IN SUCH EVENT, STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM THE PARTICIPANTS C/O GEORGESON INC., 17 STATE STREET, 10TH FLOOR, NEW YORK, NY 10004, TOLL FREE: (866) 316-4262

Contact:	Todd F. Bourell ValueAct Capital 617-531-5430

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